Exhibit 99.1

August 29, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,
Chief Executive Officer and President

(Tokyo Stock Exchange Code: 2158)

(NASDAQ: FTEO)

Contact: Tomohiro Uesugi, Chief Financial Officer, Chief Administrative Officer

Telephone: +81-3-5463-6344

Notice regarding FRONTEO’s Absorption-Type Merger with FRONTEO Healthcare, Inc.

FRONTEO, Inc. (the “Company”) today announced that, at its Board of Directors meeting held on August 29, 2019, the Board resolved to approve the absorption-type merger (kyuushuu-gappei) of FRONTEO Healthcare, Inc. (“FHC”) into the Company.

Since this merger is a simplified merger (kan-i-gappei) of a wholly-owned, consolidated subsidiary, certain disclosure items and details have been omitted.

Particulars

1.              Purpose of the Merger

FHC is a wholly-owned subsidiary of the Company that provides healthcare services as part of the FRONTEO Group’s AI solution business. The Board approved this absorption-type merger between the Company and FHC, with the Company as the surviving company and FHC as the merged company, for the purpose of optimizing management and making the best use of management resources.

2.              General Information Regarding the Merger

(1)         Schedule

Resolution of Board:	August 29, 2019
Signing of merger agreement:	August 29, 2019
Scheduled date of merger (effective date):	October 16, 2019

(Note) Since this merger is a simplified merger (kan-i-gappei) for the Company under Article 796, Paragraph 2 of the Companies Act of Japan (the “Act”) and a short form merger (ryakushiki gappei) under Article 784, Paragraph 1 of the Act for FHC, a general meeting of shareholders for approval of the merger agreement will not be held by either of the companies.

(2)         Type of merger

An absorption-type merger with the Company as the surviving company and FHC as the merged company.

(3)         Details of allotment related to the merger

Since FHC is a wholly-owned subsidiary of the Company at the time of the merger, there will be no issuance of new Company shares, capital increase or cash payment by the Company as a result of the merger.

(4)         Handling of share subscription rights (shinkabu yoyakuken) and bonds with share subscription rights (shinkabu yoyakuken-tsuki shasai) of the merged company FHC has not issued share subscription rights (shinkabu yoyakuken) or bonds with share subscription rights (shinkabu yoyakuken-tsuki shasai).

3.              General Information Regarding Companies Involved in the Merger (amounts based on generally accepted accounting principles in Japan as of June 30, 2019, except as otherwise noted)

		Surviving company		Merged company
(1)	Company name	FRONTEO, Inc.		FRONTEO Healthcare, Inc.

(2)	Location of head office	2-12-23 Kounan, Minato-ku, Tokyo		2-12-23 Kounan, Minato-ku, Tokyo

(3)	Name of representative	Masahiro Morimoto, Chief Executive Officer		Kuniko Nishikawa, Chief Executive Officer

(4)	Line of business	LegalTech AI business and AI solution business		Data analysis business in the healthcare field

(5)	Capital (thousands)	JPY 2,568,651		JPY 327,000

(6)	Established	August 8, 2003		April 16, 2015

(7)	Number of shares issued	38,149,862 shares		53,700 shares

(8)	Fiscal year end	March 31		March 31

(9)	Major shareholders and ownership ratio (as of March 31, 2019)	Masahiro Morimoto	18.15%	FRONTEO, Inc. 100%
		Japan Trustee Services Bank, Ltd. (Trust Account)	7.92%
		Focus Systems Co., Ltd.	7.82%
		Naritomo Ikeue	7.11%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	3.28%
		The bank of New York Mellon Corporation	2.21%
		The Dai-ichi Life Insurance Company, Limited	1.43%
		Tadahiro Kanbayashi	1.14%
		Junichi Hayashi	1.00%
		NORTHERN TRUST CO. (AVFC) RE IEDU UCITS CLIENTS NON LENDING 15 PCT TRETY ACCOUNT	0.76%

(10)	Financial position and business results for most recent fiscal year (as of and for the fiscal year ended March 31, 2019)

		Consolidated (year ended March 31, 2019)		Non-consolidated (year ended March 31, 2019)
1)	Net assets (thousands)	JPY	4,622,000	JPY	165,249
2)	Total assets (thousands)	JPY	13,442,624	JPY	267,113
3)	Net sales (thousands)	JPY	11,262,070	JPY	184,374
4)	Operating income (loss) (thousands)	JPY	244,410	JPY	(9,861)
5)	Ordinary income (loss) (thousands)	JPY	203,121	JPY	(9,779)
6)	Net income (loss) (thousands)	JPY	52,249	JPY	(10,069)
7)	Net assets per share	JPY	113.96	JPY	3,077.28
8)	Net income (loss) per share	JPY	1.37	JPY	(187.51)

4.              Status after Merger

After the merger, there will be no change in the name, location of head office, name and title of representative, line of business, capital or fiscal year-end of the Company.

5.              Future Outlook

Since this is an absorption-type merger with the Company’s wholly-owned subsidiary, the impact of the merger on consolidated business results will be minor.

Reference: Forecast for consolidated business results for the year ending March 31, 2020 (disclosed May 15, 2019) and consolidated business results for the year ended March 31, 2019.

	Net sales (millions)		Operating income (millions)		Ordinary income (millions)		Net income (millions)
Forecast for consolidated business results for year ending March 31, 2020	JPY	11,600	JPY	200	JPY	116	JPY	10
Consolidated business results for year ended March 31, 2019	JPY	11,262	JPY	244	JPY	203	JPY	52